FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 are management's discussion and analysis of financial condition and results of operations and the unaudited interim consolidated financial statements of Diana Containerships Inc. (the "Company") and its subsidiaries for the six months ended June 30, 2016.

Attached to this Report on Form 6-K as Exhibit 101 are the following materials formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as at June 30, 2016 (unaudited) and December 31, 2015; (ii) Unaudited Interim Consolidated Statements of Operations for the six months ended June 30, 2016 and 2015; (iii) Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss) for the six months ended June 30, 2016 and 2015; (iv) Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2016 and 2015; (v) Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015; and (vi) Notes to Unaudited Interim Consolidated Financial Statements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the exhibits attached hereto may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report and the exhibits attached hereto are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: September 20, 2016	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Diana Containerships Inc.
Unless otherwise specified herein, references to the "Company" or "we", "us" and "our" shall include Diana Containerships Inc. and its subsidiaries. The following management's discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operations, please see our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the "SEC") on March 21, 2016.
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016
Our Operations
We charter our vessels to customers primarily pursuant to short-term and long-term time charters. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes, environmental compliance costs and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.
Factors affecting our results of operations
We believe that the important measures for analyzing trends in our results of operations consist of the following:
•	Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys including the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels are available to generate revenue.
•	Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any other reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
•	Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades and special surveys, including vessel positioning for such events.

•	Time Charter Equivalent (TCE) rates. We define TCE rates as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
•	Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses divided by total ownership days for the relevant period.
The following table reflects our ownership days, available days, operating days, fleet utilization, TCE rate and daily operating expenses for the six months ended June 30, 2016 and 2015:
	For the six months ended June 30,
	2016	2015
Ownership days	2,434	2,143
Available days	2,389	2,078
Operating days	1,751	2,059
Fleet utilization	73.3%	99.1%
Time charter equivalent (TCE) rate	$7,456	$14,727
Daily operating expenses	$6,893	$8,397

The following table reflects the calculation of our TCE rates for the periods presented.

	For the six months ended June 30,
	2016	2015
	(in thousands of U.S. dollars, except for available days and TCE rate)
Time charter revenues	$22,473	$35,700
Prepaid charter revenue amortization	(2,709)	(4,482)
Time charter revenues, net	19,764	31,218
Less: voyage expenses	(1,951)	(616)

Time charter equivalent revenues	$17,813	$30,602

Available days	2,389	2,078
Time charter equivalent (TCE) rate	$7,456	$14,727

Time Charter Revenues
Our revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters which, in turn, are affected by a number of factors, including:
•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the container shipping industry; and
•	other factors affecting spot market charter rates for container vessels.
Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.
Currently, the majority of the vessels in our fleet are employed on time charters, and others are not chartered. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Voyage Expenses
We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Currently, we incur port and canal charges and bunker expenses only for the few vessels that are off-hire, while the majority of our vessels are employed under time charters that require the charterer to bear all of those expenses.
We have paid commissions ranging from 0% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, effective March 1, 2013, our new fleet manager, Unitized Ocean Transport Limited (or "UOT"), our wholly-owned subsidiary, receives commissions that are equal to 2% of our gross revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission is eliminated from our consolidated financial statements as an intercompany transaction.

Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.
Vessel Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated salvage values. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which is estimated at $350 per light-weight ton. We believe that these assumptions are common in the containership industry.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Broker Services Agreement with Diana Enterprises Inc. We also incur payroll expenses of employees and general and administrative expenses reflecting the costs associated with running a public company, including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.
Interest and Finance Costs
We incur interest and finance costs in connection with our vessel-specific debt. As at June 30, 2016, we had $137.0 million of outstanding principal indebtedness under our loan facility with The Royal Bank of Scotland plc (or "RBS") and $46.3 million of outstanding principal indebtedness under our loan agreement with Diana Shipping Inc (or "DSI").

Results of Operations
	For the Six Months Ended June 30,
	2016	2015	variation	% change
	(in millions of U.S. dollars)
Time charter revenues	22.50	35.70	(13.20)	-37%
Prepaid charter revenue amortization	(2.70)	(4.50)	1.80	-40%
Time charter revenues, net	19.80	31.20	(11.40)	-37%
Voyage expenses	(2.00)	(0.60)	(1.40)	233%
Vessel operating expenses	(16.80)	(18.00)	1.20	-7%
Depreciation and amortization of deferred charges	(7.10)	(6.10)	(1.00)	16%
General and administrative expenses	(3.70)	(2.90)	(0.80)	28%
Loss on vessels' sale	(0.50)	-	(0.50)	-
Interest and finance costs	(3.50)	(3.30)	(0.20)	6%

For the six months ended June 30, 2016 compared to the six months ended June 30, 2015
Time Charter Revenues, net of Prepaid Charter Revenue Amortization for the six months ended June 30, 2016, amounted to $19.8 million, compared to $31.2 million for the same period in 2015. The decrease in net time charter revenues is mainly attributable to the reduced time charter rates. Another factor leading to this decrease is the increased off-hire days during the period which amounted to 638 during the first six months of 2016 compared to 19 during the respective period of 2015. The decrease in net time charter revenues was partially counterbalanced by the decrease of the prepaid charter revenue amortization, which amounted to $2.7 million for the six months ended June 30, 2016, compared to $4.5 million for the six months ended June 30, 2015. In the first six months of 2016, the amortization related to the prepaid charter revenue of the vessels YM Los Angeles, YM New Jersey and Hanjin Malta, while in the respective period of 2015, the figure related to the asset recognized for the vessels YM Los Angeles, YM New Jersey, Apl Garnet and Hanjin Malta.
Voyage Expenses for the six months ended June 30, 2016, amounted to $2.0 million, compared to $0.6 million for the same period in 2015. Voyage expenses mainly include bunkers cost, which we incur while our vessels are off-hire and commissions on our gross charter hire paid to third party brokers and other voyage expenses. The increase in the first six months of 2016 compared to the same period of 2015 was mainly due to increased bunkers costs for the Company, due to the fact that part of our fleet was off-hire during the period.
Vessel Operating Expenses for the six months ended June 30, 2016 amounted to $16.8 million, compared to $18.0 million for the same period of 2015 and mainly consisted of expenses for running and maintaining the vessels, such as crew wages and related costs, consumables and stores, lubricants, insurances, repairs and maintenance, environmental costs and vessel-related taxes. The decrease in operating expenses was mainly due to the decrease of the average stores and spares expenses and was partly offset by increased ownership days and increased average taxes.
Depreciation and Amortization of Deferred Charges for the six months ended June 30, 2016 amounted to $7.1 million, compared to $6.1 million for the same period in 2015, and mainly includes the depreciation expense of our vessels during the respective periods and also the amortization of the deferred dry-dock costs. The increase in depreciation and amortization of deferred charges was due to increased vessels' depreciation expense, mainly due to the enlargement of our fleet in 2016 compared to 2015 and due to increased amortization of deferred charges, as additional vessels went under drydock surveys in the first six months of 2016 compared to 2015.
General and Administrative Expenses for the six months ended June 30, 2016 amounted to $3.7 million, compared to $2.9 million for the same period in 2015, and mainly consist of payroll expenses of office employees, consultancy fees, brokerage services fees, compensation cost on restricted stock awards, legal fees and audit fees. The increase was mainly attributable to increased payroll, compensation cost on restricted stock awards and brokerage fees.

Loss on vessels' sale for the six months ended June 30, 2016 amounted to $0.5 million and relates to the disposal of the vessel Hanjin Malta in March 2016.
Interest and Finance Costs were $3.5 million for the period ended June 30, 2016, compared to $3.3 million for the same period in 2015. Interest and finance costs slightly increased in the first six months of 2016 due to increased average debt outstanding compared to the same period of 2015 and partially offset by the simultaneous decrease of average interest rates, after our loan refinance with RBS and the amendment of our loan agreement with DSI in September 2015.
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Liquidity and Capital Resources
We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. In the future, we may require capital to fund ongoing operations, additional vessel acquisitions and debt service.
On September 12, 2016 we entered into an agreement to amend our loan agreement with RBS, according to which we prepaid an amount of $7.6 million and agreed, among others, to recommence repaying the loan in September 2017. As required by our loan agreement with RBS, in the same month we also amended our loan agreement with DSI and suspended the payment of principal installments – see below in "Recent Developments". Currently we have outstanding an amount of $128.9 million of principal indebtedness under our loan facility with RBS, and also an amount of $45.5 million of principal indebtedness under our loan agreement with DSI. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. Working capital, which is current assets minus current liabilities, amounted to $12.2 million at June 30, 2016 and $10.2 million at December 31, 2015. We anticipate that internally generated cash flow and cash on hand will be sufficient to fund the operations of our fleet, including our working capital requirements.
Cash Flow
As at June 30, 2016 and December 31, 2015, cash and cash equivalents amounted to $18.8 million and $29.4 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars.
Net Cash Provided By/ (Used In) Operating Activities
Net cash used in operating activities for the period ended June 30, 2016 amounted to $4.3 million and net cash provided by operating activities for the period ended June 30, 2015 amounted to $9.1million. The decrease was mainly attributable to decreased average time charter rates, despite the increase in the size of our average fleet, after the addition of the vessels Rotterdam and Hamburg in September and November 2015, respectively, partly offset by the disposal of the vessel Hanjin Malta in March 2016.

Net Cash Provided By/ (Used In) Investing Activities
Net cash provided by investing activities in the six months ended June 30, 2016 was $4.3 million and consists of $4.5 million that we received from the sale of the vessel Hanjin Malta, $0.2 million that we paid for improvements to the vessel Rotterdam and $22 thousand that we paid for property additions.
Net cash used in investing activities in the six months ended June 30, 2015 was $43.0 million and consists of $37.2 million that we paid to acquire the vessels YM Los Angeles and YM New Jersey, $6.0 million that we paid for the respective time charter agreements attached to the memoranda of agreement for those two vessels, $0.3 million that we received as insurance settlements and $24 thousand that we paid for property additions.
Net Cash Used In Financing Activities
Net cash used in financing activities in the six months ended June 30, 2016 was $10.6 million and consists of $10.2 million as repayments of our outstanding loan facilities with RBS and DSI and $0.4 million cash dividends paid to shareholders.
Net cash used in financing activities in the six months ended June 30, 2015 was $0.4 million and represents solely cash dividends paid to shareholders.
Capital Expenditures
Our future capital expenditures relate to the purchase of containerships and vessel upgrades, although the amended loan facility that we entered into with RBS in September 2016, prohibits additional vessel acquisitions until September 2018.
We also expect to incur additional capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades results in increased cash flow needs which we will fund with cash on hand.
Recent Developments
On July 25, 2016, our Board of Directors decided to suspend the quarterly cash dividend effective from the second quarter 2016, to preserve liquidity to manage current market conditions and be in a position to benefit from an eventual sector recovery.
On September 12, 2016, we entered into an amendment of our loan agreement with RBS, according to which we prepaid an amount of $7.6 million and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provides for changes to the borrowers and to the mortgaged vessels and required an amendment to our loan agreement with DSI. It also prohibits the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8.9 million and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018 and the Operating Cash Flow, Net Gearing and Net Worth covenants were also amended. Finally, the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018.
On September 12, 2016 and in relation with the RBS amended loan agreement, our loan agreement with DSI was further amended. The loan was undertaken by Kapa Shipping Company Inc., our wholly-owned subsidiary, and its repayment is immediately suspended and will not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS amended agreement has been fully repaid or prepaid. Finally, the margin has been increased to 3.35% per annum until December 31, 2018.

DIANA CONTAINERSHIPS INC.

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as at June 30, 2016 (unaudited) and December 31, 2015	F-2

Unaudited Interim Consolidated Statements of Operations for the six months ended June 30, 2016 and 2015	F-3

Unaudited Interim Consolidated Statements of Comprehensive Income/ (Loss) for the six months ended June 30, 2016 and 2015	F-3

Unaudited Interim Consolidated Statements of Stockholders' Equity for the six months ended June 30, 2016 and 2015	F-4

Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2016 and 2015	F-5

Notes to Unaudited Interim Consolidated Financial Statements	F-6

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at June 30, 2016 (unaudited) and December 31, 2015
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	June 30, 2016	December 31, 2015
CURRENT ASSETS:
Cash and cash equivalents	$18,790	$29,388
Accounts receivable, trade	470	753
Inventories	3,212	3,704
Prepaid expenses and other assets	2,318	1,069
Total current assets	24,790	34,914

FIXED ASSETS:
Vessels (Note 4)	415,097	421,903
Accumulated depreciation (Note 4)	(42,123)	(37,354)
Vessels' net book value (Note 4)	372,974	384,549

Property and equipment, net	965	987
Total fixed assets	373,939	385,536

Deferred charges, net	2,701	2,475
Restricted cash, non-current (Note 6)	9,000	9,000
Prepaid charter revenue (Note 5)	1,089	3,798
Total assets	$411,519	$435,723

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term bank debt, net of unamortized deferred financing costs (Notes 6 and 11)	$7,687	$14,897
Related party financing, current (Notes 3 and 11)	833	5,000
Accounts payable, trade and other	2,353	2,707
Due to related parties, current (Note 3)	210	105
Accrued liabilities	1,405	1,341
Deferred revenue, current	151	647
Total current liabilities	12,639	24,697

Long-term portion of bank debt, net of unamortized deferred financing costs (Notes 6 and 11)	127,548	127,781
Related party financing, non-current (Notes 3 and 11)	45,617	43,950
Other liabilities, non-current	140	121
Commitments and contingencies (Note 7)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 9,361,274 and 9,236,285 issued and outstanding as at June 30, 2016 and December 31, 2015, respectively (Note 8)	94	92
Additional paid-in capital (Note 8)	374,314	373,764
Other comprehensive income	5	5
Accumulated deficit	(148,838)	(134,687)
Total stockholders' equity	225,575	239,174
Total liabilities and stockholders' equity	$411,519	$435,723

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Operations
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2016	2015
REVENUES:
Time charter revenues (Note 1)	$22,473	$35,700
Prepaid charter revenue amortization (Note 5)	(2,709)	(4,482)
Time charter revenues, net	19,764	31,218

EXPENSES:
Voyage expenses	1,951	616
Vessel operating expenses	16,778	17,994
Depreciation and amortization of deferred charges (Note 4)	7,107	6,145
General and administrative expenses (Note 3)	3,721	2,851
Loss on vessels' sale (Note 4)	497	-
Foreign currency losses / (gains)	85	(55)
Operating income / (loss)	$(10,375)	$3,667

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3 and 6)	$(3,466)	$(3,346)
Interest income	64	67
Total other expenses, net	$(3,402)	$(3,279)

Net income/ (loss)	$(13,777)	$388

Earnings/ (Loss) per common share, basic and diluted (Note 9)	$(1.51)	$0.04

Weighted average number of common shares, basic (Note 9)	9,140,744	9,104,270
Weighted average number of common shares, diluted (Note 9)	9,140,744	9,116,010

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Comprehensive Income/ (Loss)
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of U.S. Dollars)

	2016	2015

Net income/ (loss)	$(13,777)	$388

Comprehensive income/ (loss)	$(13,777)	$388

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Stockholders' Equity
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional	Other
	# of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Income / (Loss)	Deficit	Total
Balance, December 31, 2014	9,144,836	$91	$372,837	$(68)	$(116,417)	$256,443
- Net Income	-	-	-	-	388	388
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	91,449	1	421	-	-	422
- Dividends declared and paid (at $0.02 and $0.02 per share) (Note 9)	-	-	-	-	(369)	(369)
Balance, June 30, 2015	9,236,285	$92	$373,258	$(68)	$(116,398)	$256,884

Balance, December 31, 2015	9,236,285	$92	$373,764	$5	$(134,687)	$239,174
- Net loss	-	-	-	-	(13,777)	(13,777)
- Issuance of restricted stock and compensation cost on restricted stock (Note 8)	124,989	2	550	-	-	552
- Dividends declared and paid ($0.02 and $0.02 per share) (Note 9)	-	-	-	-	(374)	(374)
Balance, June 30, 2016	9,361,274	$94	$374,314	$5	$(148,838)	$225,575

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2016 and 2015
(Expressed in thousands of U.S. Dollars)
	2016	2015
Cash Flows provided by / (used in) Operating Activities:
Net income/ (loss)	$(13,777)	$388
Adjustments to reconcile net income/ (loss) to net cash provided by / (used in) operating activities:
Depreciation and amortization of deferred charges (Note 4)	7,107	6,145
Amortization of deferred financing costs	245	97
Amortization of deferred revenue	-	(50)
Amortization of prepaid charter revenue (Note 5)	2,709	4,482
Loss on vessels' sale (Note 4)	497	-
Compensation cost on restricted stock awards (Note 8)	552	422
(Increase) / Decrease in:
Accounts receivable, trade	283	(120)
Inventories	492	(906)
Prepaid expenses and other assets	(1,249)	(755)
Increase / (Decrease) in:
Accounts payable, trade and other	(354)	1,418
Due to related parties	105	311
Accrued liabilities	64	(306)
Deferred revenue	(496)	234
Other liabilities	19	2
Drydock costs	(540)	(2,299)
Net Cash provided by /(used in) Operating Activities	$(4,343)	$9,063

Cash Flows provided by /(used) in Investing Activities:
Advances for vessel acquisitions and other vessel costs	-	(37,218)
Vessel acquisitions and other vessel costs (Note 4)	(194)	-
Proceeds from sale of vessels, net of expenses (Note 4)	4,523	-
Acquisition of time charter (Note 5)	-	(6,000)
Property and equipment additions	(22)	(24)
Insurance settlements	-	263
Net Cash provided by / (used in) Investing Activities	$4,307	$(42,979)

Cash Flows used in Financing Activities:
Repayments of long term debt (Notes 3 and 6)	(10,188)	-
Cash dividends (Note 9)	(374)	(369)
Net Cash used in Financing Activities	$(10,562)	$(369)

Net decrease in cash and cash equivalents	$(10,598)	$(34,285)
Cash and cash equivalents at beginning of period	$29,388	$82,003
Cash and cash equivalents at end of period	$18,790	$47,718

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest payments, net of amounts capitalized	$3,225	$2,931

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.	General Information
The accompanying unaudited interim consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2015 included in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 21, 2016 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016. A discussion of the Company's significant accounting policies can be found in the audited consolidated financial statements for the fiscal year ended December 31, 2015, as filed on Form 20-F on March 21, 2016.
The consolidated balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
Effective June 9, 2016 the Company effected a 1-for-8 reverse stock split on its issued and outstanding common stock (Note 8). All share and per share amounts disclosed in the accompanying unaudited interim consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.
The Company is engaged in the seaborne transportation industry through the ownership of containerships and operates its fleet through Unitized Ocean Transport Limited, a wholly-owned subsidiary. As at June 30, 2016, the Company was the sole owner of all outstanding shares of the following subsidiaries:
a/a	Company	Place of Incorporation	Vessel	Flag	TEU	Date built	Date acquired	Date sold
Vessel Owning Subsidiaries - Panamax Vessels
1	Likiep Shipping Company Inc.	Marshall Islands	Sagitta	Marshall Islands	3,426	Jun-10	Jun-10	-
2	Orangina Inc.	Marshall Islands	Centaurus	Marshall Islands	3,426	Jul-10	Jul-10	-
3	Rongerik Shipping Company Inc.	Marshall Islands	Domingo (ex Cap Domingo)	Marshall Islands	3,739	Mar-01	Feb-12	-
4	Utirik Shipping Company Inc.	Marshall Islands	Cap Doukato	Marshall Islands	3,739	Feb-02	Feb-12	-
5	Dud Shipping Company Inc.	Marshall Islands	Pamina (ex Santa Pamina)	Marshall Islands	5,042	May-05	Nov-14	-
6	Kapa Shipping Company Inc.	Marshall Islands	YM Los Angeles	Marshall Islands	4,923	Dec-06	Apr-15	-
7	Mago Shipping Company Inc.	Marshall Islands	YM New Jersey	Marshall Islands	4,923	Nov-06	Apr-15	-
Vessel Owning Subsidiaries - Post-Panamax Vessels
8	Eluk Shipping Company Inc.	Marshall Islands	Puelo	Marshall Islands	6,541	Nov-06	Aug-13	-
9	Oruk Shipping Company Inc.	Marshall Islands	Pucon	Marshall Islands	6,541	Aug-06	Sep-13	-
10	Delap Shipping Company Inc.	Marshall Islands	March (ex YM March)	Marshall Islands	5,576	May-04	Sep-14	-
11	Jabor Shipping Company Inc.	Marshall Islands	Great (ex YM Great)	Marshall Islands	5,576	Apr-04	Oct-14	-
12	Meck Shipping Company Inc.	Marshall Islands	Rotterdam	Marshall Islands	6,494	Jul-08	Sep-15	-
13	Langor Shipping Company Inc.	Marshall Islands	Hamburg	Marshall Islands	6,494	Mar-09	Nov-15	-
Vessel Owning Subsidiaries - Sold Vessels
14	Lemongina Inc.	Marshall Islands	Garnet (ex Apl Garnet)	Marshall Islands	4,729	Aug-95	Nov-12	Sep-15
15	Nauru Shipping Company Inc. (Note 4)	Marshall Islands	Hanjin Malta	Marshall Islands	4,024	Jan-93	Mar-13	Feb-16
Other Subsidiaries
16	Unitized Ocean Transport Limited	Marshall Islands	Management company		-	-	-	-
17	Container Carriers (USA) LLC	Delaware - USA	Company's US representative		-	-	-	-

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Until September 2015, the Company was also the sole owner of all outstanding shares of the companies Ralik Shipping Company Inc., Mili Shipping Company Inc., Ebon Shipping Company Inc., Mejit Shipping Company Inc. and Micronesia Shipping Company Inc., owners of the vessels Madrid, Malacca, Merlion, Sardonyx and Spinel, respectively, which were sold from April 2013 to February 2014. Following the disposal of these vessels, the ship-owning companies were dissolved in September 2015 and accordingly, they are no longer consolidated in the financial statements of the Company.
Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. The management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.
Container Carriers (USA) LLC ("Container Carriers"), was established in July 2014 in the State of Delaware, USA, to act as the Company's authorized representative in the United States.
During the six months ended June 30, 2016 and 2015, charterers that accounted for more than 10% of the Company's hire revenues were as follows:
Charterer	2016	2015
A	34%	23%
B	-	10%
C	14%	28%
D	22%	-
E	-	14%
F	-	13%

2.	Recent Accounting Pronouncements
 (a)            In March 2016, the Financial Accounting Standards Board ("FASB")  issued Accounting Standards Update ("ASU" or "Update") No. 2016-09- Compensation-Stock Compensation – Improvements to Employee Share-Based Payment Accounting (Topic 718) which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess Tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

 (b)            In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company's consolidated financial position and performance.
 (c)            In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
 (d)            A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 21, 2016. There have been no material changes to these policies in the six-month period ended June 30, 2016, apart from the below.
Consolidation: In February 2015, the FASB issued ASU No. 2015-02: Consolidation - Amendments to the Consolidation Analysis, which changes the guidance as to whether an entity is a variable interest entity (VIE) or a voting interest entity and how related parties are considered in the VIE model. As of June 30, 2016, the Company has adopted the provisions of ASU 2015-02, which did not impact the consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties
a)    Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for the six months ended June 30, 2016 and 2015, were $504 and $579 respectively, and are included in Vessels and other vessels' costs, in Prepaid expenses and other assets, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying unaudited interim consolidated financial statements. As at June 30, 2016 and December 31, 2015, an amount of $58 and $17, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.
b)    Diana Enterprises Inc. ("Diana Enterprises" or "DEI"): Diana Enterprises, a company controlled by the Company's CEO and Chairman, has entered into an agreement with DCI to provide brokerage services for a monthly fee of $121, payable quarterly in advance, until March 31, 2016. Upon expiration, the agreement was further renewed for another twelve-month period for a monthly fee of $140. Furthermore, in February 2016, the Company's Board of Directors approved a cash bonus to Diana Enterprises of $242. For the six months ended June 30, 2016 and 2015, total brokerage fees and bonuses to Diana Enterprises, amounted to $1,025 and $726 respectively, and are included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2016 and December 31, 2015, there was no amount due from or due to Diana Enterprises.
c)    Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk Shipping Company Inc., entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan was guaranteed by the Company and, until the amendment of September 2015 discussed below, it bore interest at a rate of LIBOR plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayment dates. In August 2013, the full amount was drawn down under the loan agreement which was repayable on August 20, 2017.
On September 9, 2015, and in relation with The Royal Bank of Scotland plc ("RBS") refinance discussed in Note 6, the loan agreement with DSI was amended. The new loan agreement is extended until March 15, 2022, provides for annual repayments of $5,000, plus a balloon instalment at the final maturity date, and bears interest at LIBOR plus margin of 3.0% per annum. The Company also agreed to pay at the date of the amendment the accumulated back-end fee, amounting to $1,302, and that no additional back-end fee would be charged thereafter. Furthermore, the Company agreed to pay at the final maturity date a flat fee of $200.
On September 12, 2016 and in relation with the RBS amended loan agreement discussed in Notes 6 and 11, the loan agreement with DSI was further amended. The loan was undertaken by Kapa Shipping Company Inc. and its repayment is immediately suspended and will not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS supplemental agreement has been fully repaid or prepaid. Finally, the margin has been revised to 3.35% per annum until December 31, 2018. As of June 30, 2016 the current portion of the loan is included in Related party financing, current, in the accompanying consolidated balance sheets and includes instalments of $833, which were paid until the loan amendment in September 2016.
For the six months ended June 30, 2016 and 2015, interest and back-end fee expense incurred under the loan agreement with DSI amounted to $822 and $1,615, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations. As at June 30, 2016 and December 31, 2015, the flat fee of $200 is included in Related party financing, non-current, in the accompanying consolidated balance sheets. Accrued interest as of June 30, 2016 and December 31, 2015 amounted to $97 and $103, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

4.	Vessels
During the six months ended June 30, 2016, the Company, through its subsidiary Nauru Shipping Company Inc., sold the vessel "Hanjin Malta" to an unaffiliated third party for demolition, for a sale price of $4,842, net of commissions. The loss from the sale of the vessel, including direct to sale expenses of $319, amounted to $497 and is separately reflected in the accompanying unaudited interim consolidated statements of operations.
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2015	$421,903	$(37,354)	$384,549
- Additional capitalized costs	194	-	194
- Vessels' disposals	(7,000)	1,980	(5,020)
- Depreciation for the period	-	(6,749)	(6,749)
Balance, June 30, 2016	$415,097	$(42,123)	$372,974

As at June 30, 2016, certain of the Company's vessels, having a total carrying value of $271,147, were provided as collateral to secure the term facility with RBS, discussed in Note 6.
5.	Prepaid Charter Revenue
The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets represent the unamortized balance of an asset associated with vessels acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements. As of June 30, 2016, the unamortized balance of the account relates to the vessels "YM New Jersey" and "YM Los Angeles", with their charter expiration falling the earliest in September and October 2016, respectively. Accordingly, the balance of the account as of June 30, 2016, is expected to be fully amortized within the next twelve months.
The movement of the prepaid charter revenue from vessel acquisitions with time-charter attached for the period ended June 30, 2016 was as follows:
	Gross Amount	Accumulated Amortization	Net Amount

Balance, December 31, 2015	$27,000	$(23,202)	$	$ 3,798
- Amortization for the period	-	(2,709)		(2,709)
- Write-off of fully amortized assets	(8,500)	8,500		-
Balance, June 30, 2016	$18,500	$(17,411)	$	$ 1,089

The amortization to revenues for the six months ended June 30, 2016 and 2015 is separately reflected in Prepaid charter revenue amortization in the accompanying unaudited interim consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

6.            Long-Term Bank Debt, Current and Non-Current
The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2016	Current	Non-current	December 31, 2015	Current	Non-current

The Royal Bank of Scotland plc - Term Loan	$136,999	$8,138	$128,861	$144,687	$15,376	$129,311
less unamortized deferred financing costs	(1,764)	(451)	(1,313)	(2,009)	(479)	(1,530)
Total bank debt, net of unamortized deferred financing costs	$135,235	$7,687	$127,548	$142,678	$14,897	$127,781

The Royal Bank of Scotland plc ("RBS") – Term Loan: On September 10, 2015, the Company, through nine of its subsidiaries, entered into a loan agreement with RBS of up to $148,000, to re-finance the acquisition cost of seven of the Company's vessels, including the full prepayment of the previous facility agreement, and to support the acquisition of the two newly acquired vessels, the "Hamburg" and the "Rotterdam". Until December 31, 2015, the Company drew down the full amount of the loan and paid arrangement and structuring fees amounting to $1,875.
The loan bears interest at the rate of 2.75% per annum over LIBOR and is repayable in quarterly instalments and a balloon payment payable together with the last installment in September 2021. The Company paid commitment commissions of 1.375% per annum on the undrawn amounts, from July 30, 2015, the date of acceptance of the lenders' offer letter, until the drawdown dates.
The loan is secured by first preferred mortgages on nine vessels of the Company's fleet, first priority deeds of assignments of insurances, earnings, charter rights and requisition compensation and a corporate guarantee. The loan agreement also contains customary financial covenants, minimum security value of the mortgaged vessels, requires minimum liquidity of $500 per vessel in the fleet and restricted cash of $9,000 to be deposited by the borrowers with the lenders for the duration of the loan. There are also restrictions as to changes in the loan agreement with DSI, in the securities purchase agreement that the Company entered into in the private placement which took place in July 2014, in certain shareholdings and management of the vessels. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.
On September 12, 2016, the Company entered into an amendment of its existing loan agreement with RBS and agreed among others, to amend the repayment schedule of the loan (Note 11).
During the six months ended June 30, 2016 and 2015, total interest incurred on long-term bank debt, amounted to $2,388 and $1,626, respectively, and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of operations.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As of June 30, 2016, the maturities of the Company's debt facility described above, as amended in September 2016 (Note 11), and throughout its term are as follows:
Period	Principal Repayment
July 1, 2016 to June 30, 2017	$8,138
July 1, 2017 to June 30, 2018	8,138
July 1, 2018 to June 30, 2019	18,046
July 1, 2019 to June 30, 2020	19,816
July 1, 2020 to June 30, 2021	19,816
July 1, 2021 and thereafter	63,045
Total	$136,999

7.	Commitments and Contingencies
 (a)      Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim consolidated financial statements.
The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the protection and indemnity association ("P&I Association") in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.
 (b)      As at June 30, 2016, the majority of our vessels were operating under time charter agreements, while the rest of them were not chartered. The minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing as at June 30, 2016, non-cancelable time charter contracts until their expiration, are estimated at $11,606 until June 30, 2017.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

8.	Changes in Capital Accounts
a)            1-for-8 reverse stock split: On January 14, 2016, the Company received written notification from The NASDAQ Stock Market LLC indicating that, because the closing bid price of the Company's common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price requirement for The Nasdaq Global Select Market. In this respect effective as of the opening of trading on June 9, 2016, the Company affected a one-for-eight reverse stock split of its common shares, which was approved by shareholders at the Company's 2016 Annual Meeting of Shareholders held on February 24, 2016. The number of the Company's common shares issued and outstanding at that date was reduced from 74,890,570 to 9,361,274. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise hold fractional shares of the Company's common stock received a cash payment in lieu of such fractional share.
b)            Equity Incentive Plan:  During the six months ended June 30, 2016, the Company's Board of Directors approved the grant of restricted common stock to the executive management and the non-executive directors pursuant to the Company's 2010 equity incentive plan as amended in 2012, and in accordance with terms and conditions of Restricted Shares Award Agreements signed by the grantees. The restricted shares will vest over a period of 3 years by one-third each year, and are subject to forfeiture until they vest. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date the agreements were signed.
During the six months ended June 30, 2016 and 2015, compensation cost on restricted stock amounted to $552 and $422, respectively, and is included in General and administrative expenses in the accompanying unaudited interim consolidated statements of operations. At June 30, 2016 and December 31, 2015, the total unrecognized compensation cost relating to restricted share awards was $1,625 and $1,797, respectively. At June 30, 2016, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 1.44 years. During the six months ended June 30, 2016 and the year ended December 31, 2015, the movement of restricted stock cost was as follows:
	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2014	45,180	$29.76
Granted	91,449	18.32
Vested	(15,060)	29.76
Forfeited or expired	-	-
Outstanding at June 30, 2015	121,569	$21.15
Granted	-	-
Vested	-	-
Outstanding at December 31, 2015	121,569	$21.15
Granted	124,989	3.04
Vested	(45,543)	22.10
Outstanding at June 30, 2016	201,015	$9.68

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

9.	Earnings/ (Loss) per Share
All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 201,015, as at June 30, 2016, and 121,569 as at June 30, 2015 (Note 8), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during the six months ended June 30, 2016 and 2015 amounted to $374 and $369, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260. For the six months ended June 30, 2016 and on the basis that the Company incurred losses, the effect of the incremental shares assumed issued would have been anti-dilutive and therefore basic and diluted losses per share is the same amount.
	2016		2015
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS
Net income/(loss)	$(13,777)	$(13,777)	$388	$388
Earnings/ (Loss) available to common stockholders	(13,777)	(13,777)	388	388

Weighted average number of common shares, basic	9,140,744	9,140,744	9,104,270	9,116,010
Effect of dilutive restricted shares	-	-	-	11,740
Weighted average number of common shares, diluted	9,140,744	9,140,744	9,104,270	9,127,750

Earnings/ (Loss) per common share, basic and diluted	$(1.51)	$(1.51)	$0.04	$0.04

10.	Financial Instruments
The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at June 30, 2016 and December 31, 2015.
11.	Subsequent Events
a)	Suspension of Dividends: On July 25, 2016, the Company's Board of Directors decided to suspend the quarterly cash dividend effective from the second quarter 2016, to preserve the Company´s liquidity to manage current market conditions and be in a position to benefit from an eventual sector recovery.

DIANA CONTAINERSHIPS INC.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

b)	Amendment of RBS Loan Agreement: On September 12, 2016, the Company entered into an amendment of its loan agreement with RBS (Note 6), according to which the Company prepaid an amount of $7,607 and agreed to change the repayment schedule and recommence repaying the principal on September 15, 2017. Moreover, the loan amendment provides for changes to the borrowers and to the mortgaged vessels and required an amendment to the loan agreement with DSI (see Note 3 and below under c). It also prohibits the incurrence of additional indebtedness and the acquisition of additional vessels until September 15, 2018, and the payment of dividends until the later of: (a) prepayment or repayment in full on June 15, 2021 of the deferred tranche of $8,851 and (b) September 15, 2018. Furthermore, the minimum security covenant ("hull cover ratio") was reduced from 140% to 125% until September 30, 2018 and the Operating Cash Flow, Net Gearing and Net Worth covenants were also amended. Finally, the interest rate margin increased from 2.75% per annum to 3.10% per annum until December 31, 2018.
c)	Amendment of DSI Loan Agreement: On September 12, 2016 and in relation with the RBS amended loan agreement discussed under b) above, the loan agreement with DSI was further amended (Note 3 c). The loan was undertaken by Kapa Shipping Company Inc., a wholly-owned subsidiary of the Company, and its repayment is immediately suspended and will not recommence until the later of: (i) September 15, 2018 and (ii) until the deferred tranche of the RBS amended agreement has been fully repaid or prepaid. Finally, the margin has been increased to 3.35% per annum until December 31, 2018.